Exhibit 12.1

Live Nation Entertainment, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

	Year Ended December 31,
	2015	2014	2013	2012	2011
(in thousands, except ratio)
Income (loss) from continuing operations before income taxes	$6,353	$(99,820)	$(5,137)	$(132,161)	$(96,627)
Equity in earnings (loss) of nonconsolidated affiliates	1,502	4,166	856	9,921	7,742
Income (loss) before income taxes, equity in earnings of nonconsolidated affiliates and cumulative effect of a change in accounting principle	4,851	(103,986)	(5,993)	(142,082)	(104,369)
Dividends and other received from nonconsolidated affiliates	—	—	—	—	—
Total earnings	4,851	(103,986)	(5,993)	(142,082)	(104,369)
Fixed charges:
Interest expense	102,881	106,312	111,659	123,740	120,414
Amortization of loan fees *	—	—	—	—	—
Interest portion of rentals	55,834	54,495	56,921	50,825	45,046
Total fixed charges	158,715	160,807	168,580	174,565	165,460
Preferred stock dividends	—	—	—	—	—
Total fixed charges	158,715	160,807	168,580	174,565	165,460
Total earnings available for payment of fixed charges	$163,566	$56,821	$162,587	$32,483	$61,091
Ratio of earnings to fixed charges	1.03	0.35	0.96	0.19	0.37
Deficiency of earnings to fixed charges	—	(103,986)	(5,993)	(142,082)	(104,369)
Interest portion of rentals	35%	35%	35%	35%	35%
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*	Amortization of loan fees is included in interest expense